Back 2012-05-11, 11:30:22, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Neely.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2083757	
Security designation	Common Shares	
Opening balance of securities held	0	
Date of transaction	2012-05-08	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2012-05-11 11:29:11	
General remarks *(if necessary to describe the transaction)*		
Private remarks to securities regulatory authorities		

Insider: Neely.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2083758	
Security designation	Options (Common Shares)	
Opening balance of securities or contracts held	0	
Opening balance of equivalent number or value of underlying securities	0	
Date of transaction	2012-05-08	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2012-05-11 11:30:19	
General remarks *(if necessary to describe the transaction)*		
Private remarks to securities regulatory authorities		